Exhibit 99.1

April 2025 Investor Deck TOYO Co., Ltd (NASDAQ: TOYO)

2 Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding the expected growth of TOYO Co . , Ltd (“TOYO”), the expected order delivery of TOYO, TOYO’s construction plan for manufacturing and TOYO’s strategies for building up an integrated value chain in the U . S . These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of TOYO’s management and are not predictions or guarantees of actual performance or future results . These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward - looking statements . Although TOYO believes that it has a reasonable basis for each forward - looking statement contained in this presentation, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain . In addition, there are risks and uncertainties described in TOYO’s filings with the Securities and Exchange Commission (the “SEC”), including without limitation under the heading “Risk Factors” in the prospectus included in the registration statement on Form F - 1 (File No . 333 - 283617 ) (the “Form F - 1 ”) . These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . TOYO cannot assure you that the forward - looking statements in this presentation will prove to be accurate . These forward - looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties described in TOYO’s filings with the SEC, including without limitation under the heading “Risk Factors” in the prospectus included in the Form F - 1 . There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In light of the significant uncertainties in these forward - looking statements, nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . The forward - looking statements in this presentation represent the views of TOYO as of the date of this presentation . Subsequent events and developments may cause those views to change . However, while TOYO may update these forward - looking statements in the future, there is no current intention to do so except to the extent required by applicable law . You should, therefore, not rely on these forward - looking statements as representing the views of TOYO as of any date subsequent to the date of this presentation . Except as may be required by law, TOYO does not undertake any duty to update these forward - looking statements . Certain information contained in this presentation was obtained from various sources, including third parties, and has not been independently verified . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness, correctness or reasonableness of the information or the sources presented or contained herein . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction . Safe Harbor

Powering the world with green, clean energy through high - quality solar solutions at a competitive scale and cost. 3

Track record of rapid growth & profitability as one of the leading suppliers of N - TYPE Solar Cells Leveraging established relationships with U.S. utility - scale customers 1 2 4 Investment Highlights 4 3 Proven manufacturing excellence delivers world - class technology at a highly competitive cost Rapidly expanding manufacturing footprint to meet customer demand in a dynamic policy environment 4

Our Background

Abalance

Tokyo Stock Exchange: 3856.T

TOYO is a NASDAQ-listed Solar Company majority owned by **Abalance—**a leading Japanese renewable energy solutions provider.

VSUN

Innovative & Smart

TOYO founded as a carve-out from Abalance subsidiary **VSUN** to meet the needs of the U.S. market.

Our affiliate, VSUN, has a track record of exponential growth & significant U.S. market share

- One of the major solar module suppliers to US market
- Revenues grew from $20 million to **$1.3** billion over seven years ($1.2B from U.S. market)
- Bankability assured through **BloombergNEF Tier 1** supplier status
- Trusted by leading North American solar developers

U.S. Customer Locations



Customer locations

U.S. Customer Highlights

- ~8 GW PV modules installed in the U.S cumulatively
- Equal to ~6 million homes powered by VSUN's modules annually ^
- Equal to ~19 million tons of carbon emission saved cumulatively ^

^Per VSUN's internal estimates using conversion formula

TOYO

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TOYO To Leverage Established VSUN Brand and Sales Channel VSUN and TOYO are in negotiation to transfer the VSUN brand and sales channels to TOYO once TOYO Solar Texas LLC’s U.S factory commences production. After such transfer, TOYO expects to: Meet customer demand for “Made in USA” solar panels Direct access to VSUN’s North America end customers including top developers Take advantage of the brand that is already recognized by reputable financial institutions and insured by Munich RE Revenues from VSUN customers in North America will flow to TOYO in the future 4 2 1 3 VSUN Recognition from Reputable Financial Institutions Selected Major VSUN Customers 6

Proven N - Type Solar Cell Expertise TOYO owns one of the largest non - Chinese N - Type cell manufacturing bases in the world. TOYO combines rigorous quality standards with competitive pricing strategies, delivering premium products across worldwide markets. In FY 2024, 1.743 GW TOYO cells were shipped. 7

Track Record of Scalable Manufacturing TOYO is dedicated to adhering to the highest standards of quality manufacturing, while ensuring its components are efficiently priced to remain competitive in all regions. World Class Globally Competitive Rapid Efficient Expansion Entrenched controls ensure top - tier quality and reliable metrics. Rapid expansion & continuous cost improvements in modules, cells, wafers. Competing with major global solar manufacturers. 8

9 Advanced Automation Standards Extensive use of robotics and Automated Guided Vehicles decreases labor content, allows faster expansion, reduces product defects, and mitigates risks from hiring and training laborers. Improves workplace safety Reduces utility costs Increases productivity Enhances consistency and reliability Reduces wage expenses Creates systems flexibility & adaptability 01 06 02 05 03 04 9

Chief Executive Officer & Chairman Mr. Ryu has nearly 20 years of experience in the solar solution industry and has been the director, representative or joint representative of several affiliates including, Abalance Corporation, WWB Corporation, Vietnam Sunergy Joint Stock Company (“VSUN”), Fuji Solar Co., Ltd, VALORS Corporation, Birdy Fuel Cells LLC, and Japan Photocatalyst Center Corporation. Japanese National Board of Directors Junsei Ryu Chief Financial Officer & Director Mr. Chung has over twenty years’ experience within the financial industry, encompassing roles in investment banking and infrastructure investor. Serving as the vice president of asset finance for Nomura Securities for 9 years and managing partner for Golden Equator Capital for 6 years, Mr. Chung advised and invested in equity & debt financing on different type of structured transaction related to solar and wind power projects. U.S. national Raymond Chung Dr. Wang, has achieved over 30 years of solar innovation and is recognized as a top scientist and innovator in PV tech. In Australia, she focused on PERL cells and associated technologies as a professional officer and scientist at the Photovoltaics Special Research Centre of the University of South Wales. She is a 2023 Winners of the Queen Elizabeth Award for Engineering Australian National Chief Technology Officer & Director Dr. Aihua Wang, Ph.D . 10

Board of Directors (Independent Directors)

Alfred “Trey” Hickey

Independent Director



Mr. Hickey has over 20 years of experience in the cruise industry and has served as an outside director of BWAQ since February 2022. Since 2020, he has been the Managing Partner of Global Distribution Solutions, which operates river cruises on the Danube and Rhine rivers in Europe. From February 2000 to June 2020, he held senior VP positions at multiple major cruise companies, including Princess Cruises.
U S National

Dr. Anders Karlsson, Ph.D.

Independent Director



Dr. Karlsson holds 30 years of experience in science and technology policy and over 10 years in the renewable energy sector. Since 2012, he has served as VP at Elsevier, overseeing the Asia-Pacific region. Previously, he was a Science Counselor at the Embassy of Sweden in Japan. He also served as the Chair of the Japan Chapter of the International Association of Scientific, Technical, and Medical Publishers.
Swedish National

Hiroyuki Tahara

Independent Director



Mr. Tahara founded the boutique M&A firm Core Competence Corporation in July 2003 and has served as its President and CEO ever since. Prior to that, he was engaged in investment banking, primarily in the M&A sector, for over 25 years. From February 1998 to June 2003, he focused on M&A transactions at Nikko Securities Co., Ltd. Before that, he worked at Yamaichi Securities Co., Ltd. from April 1975 to January 1998.
Japanese National

June Han

Independent Director



Han has extensive experience in providing legal counsel to renewable energy companies and manufacturing firms. Until May 2023, she served as Sr Counsel at Renesas Electronics. Until January 2020, she was Sr. Counsel at Trina Solar Japan Energy, overseeing energy projects. Prior to that, she worked in global law firms specializing in finance and energy. She holds a JD degree from NY Law School and a bachelor's degree from UCLA.
Korean National

TOYO

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Accomplished engineers, Dr. Aihua Wang, Ph.D., the Chief Technical Officer, and Dr. Jianhua Zhao, Ph.D., as Chief Technical Advisor, lead the research and development efforts at TOYO. Dedicated to the research and development of higher efficiency and quality solar cells. TLM SEM PL Award Winning Solar R&D 2023 Winners of the Queen Elizabeth Award for Engineering Professor Andrew Blakers; Dr. Jianhua Zhao, Ph.D.; Dr. Aihua Wang, Ph.D.,; Professor Martin Green 12

Natural Gas Source: SEIA/Wood Mackenzie Solar Market Insight Report Q2 2024, U.S. Energy Information Administration • Projected solar installations for 2025 is appx. 43 GW • Growth of AI, data centers, electric vehicles, and manufacturing drives demands on the grid • Solar + storage becoming cost - competitive source of baseload power • High tariffs on Chinese suppliers creates an attractive pricing environment • Domestic production of solar cells and wafers is minimal • Current domestic cell production is less than 10 GW • Chinese manufacturers may exit U.S. manufacturing, anticipating additional policy restrictions U.S. PV Installation Historical and Forecast by Segment: 2014 - 2029 Solar Wind Other Storage Coal Residential Non - residential Utility New U.S. Electricity - Generation Capacity Additions: 2010 – Q1 2024 Capturing Opportunities in the U.S. Solar Market Demand Attractive Demand Outlook Constrained Domestic Supply 13

Our Strategy in a Dynamic Policy Environment Anti - dumping (AD) and countervailing duties (CVD) investigations disrupted imports from SE Asia in 2H 2024 Balanced strategy for a range of policy outcomes Inflation Reduction Act (IRA) currently offers attractive incentives for U.S. - based module production • Anticipate that IRA incentives will be viewed as energy security issue • Incumbent domestic manufacturers would struggle to survive absent subsidies • TOYO strategy considers range of incentive and tariff outcomes under new administration • Individual AD rate for Vietnam is in the range of 54.46% - 271.28% and preliminary CVD is 2.85% • TOYO successfully diverted all Vietnam capacity to non - US market • To supply US market with cells from Ethiopia and other non - AD/CVD affected production lines Inflation Reduction Act Construct Incentive $12 / m 2 Wafer $0.04 / watt Cell $0.07 / watt Module 14

TOYO’s Global Manufacturing Footprint ^2 GW N - TYPE Cell Manufacturing in Vietnam Headquarters in Japan 2.5 GW Capacity Module Manufacturing Plant in Houston, Texas** * 2GW commenced production in April 2025, additional 2GW to be completed by August 2025 * Anticipated First 1GW solar module production to start in mid - 2025 ^2 GW cell manufacturing capacity in Vietnam as of FY 2024 4.0 GW Capacity Solar Cell Manufacturing Facility in Ethiopia* 15

New N-Type Cell Line in Ethiopia Leverages Abundant Green Power

TOYO is fitting out a state-of-the-art solar cell manufacturing facility in Ethiopia

- 4.0 GW annual solar cell production facility strategically located in Hawassa, Ethiopia
- Facility will take advantage of Ethiopia's green power supply to advance TOYO's goal of reducing its carbon footprint across the supply chain
- Initial 2GW commenced production in April 2025, additional 2 GW capacity to be completed by August 2025.
- $60 million project investment for first GW, and $47 million for the additional 2 GW

Strategic Rationale

- Enables us to rapidly scale up solar cell production to meet needs of planned module facility in the U.S.
- Ethiopia offers favorable investment policies and ample hydropower supply.
- Ethiopia is exempt from U.S. tariffs for bifacial solar cells
- Diversifies supply chain



Asset to lease	Solar Cell Manufacturing Facility
Location	Hawassa, Ethiopia
Total facility size (sq ft)	339,063
Expected job creation	~ 880
Solar cell production capacity (GW) **Phase 1:** **Phase 2:**	2 GW (Commenced April 2025) 2 GW (August 2025)

TOYO

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Acquisition of Texas Module Facility Accelerates U.S. Production Facility Details • The newly leased facility spans 567,140 square feet. It is designed to accommodate an initial solar module manufacturing capacity of 2.5 GW, with plans to scale up to 6.5 GW by 2029. The Phase I construction of the facility has been completed, and key equipment for production is expected to arrive in early 2025. Production Timeline • Mid - 2025: The facility will commence its initial production with a capacity of 1GW. • End of 2025: Production capacity will ramp up to 2.5 GW to meet anticipated demand from U.S. customers, driven by significant order volumes. Strategic Significance • This milestone marks a significant step forward in TOYO's strategy to establish a manufacturing base in the United States. Our goal is to provide advanced, highly reliable, and cost - competitive solar solutions to end customers. TOYO is committed to building a robust global solar supply chain that efficiently and competitively serves the U.S. market and other regions while adapting to evolving policy landscapes. Solar Plus Technology’s U.S. Solar Module Plant Asset acquisition 6115 Greens Rd, Humble, TX 77396 Location 567,140 Total facility size (sq. ft.) 313,000 Phase 1 planned sq. ft. Phase 1: 1.0 Phase 2: 1.5 Solar module production capacity (GW) Mid - 2025 Estimated start of production 500 for 2.5GW Staff 17

Rapid Growth in Shipments and Profitability 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 2023 2024 2025E GWs - 10,000 0 10,000 20,000 30,000 40,000 50,000 2023 2024 2025E $ in 000’s Solar Cell Shipments Net Income* • Does not include contribution of modules to be produced from U.S. facility • Net income in 2024 included a $35.1 million change in fair value of contingent consideration payable for 13 million earnout shares 18

Strategy for Vertical Integration & Expansion

Enhancing operational efficiencies through vertical integration of upstream **wafer** slicing production; midstream production of **solar cells**; and downstream production of **PV modules**

2022

November 2022
TOYO Solar founded

2023

November 2023
Completed first 3 GW phase of Vietnam factory

2024

February 2024
Signed global OCI agreement

July 2024
Closed Business Combination and began trading on Nasdaq

October 2024
Announced planned Ethiopian cell facility

November 2024
Announced planned Texas Acquisition

2025

April 2025
Commenced 2GW production at Ethiopian Solar Cell Facility

Mid – 2025 Est.
Commence production at Texas Manufacturing Plant

August 2025
Begin production from 2nd 2GW line at Ethiopian Solar Cell Facility

2H 2025 Est.
Transfer of VSUN brand to TOYO

Beyond

TBD
Ramp production to 8.5 GW modules, 8 GW cells, and 8 GW wafers

TBD
Establish R&D center in the U.S.

TOYO
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Committed to Environmental Stewardship TOYO is focused on further developing the clean energy industry, adhering to a responsible global supply chain strategy, and contributing to the sustainable development of human beings with more professional, efficient and cleaner products. Social Responsibility 100% Material Traceability 20

Summary Leveraging Established VSUN Brand & Sales Channel Substantial Market Opportunity Leading N - TYPE Technology Balanced Global Manufacturing Strategy Rapid Revenue Growth & Strong Margins

22 Appendix

Key Metrics 3 GW Manufacturing Capacity Financial Year 2024 $177.0M Revenues 23 1.74 GW Solar cells shipped $40.9M Net Income

Key Metrics 3 GW Manufacturing Capacity Second Half 2024 $38.9M Revenues 24 758 MW Solar cells shipped $21.3M Net income

Unaudited Second Half 2024 Financial Summary (USD in millions, except per share amounts) 2H 2023 2H 2024 62.4 38.9 Revenues 16.6 4.8 Gross Profit 27% 12% Gross margin 2.9 8.5 Operating expenses 11.8 21.3 Net income

2024 Financial Summary (USD in millions, except per share amounts) 2023 2024 62.4 177.0 Revenues 16.6 21.9 Gross Profit 26.7% 12.4% Gross margin 4.7 12.7 Operating expenses 9.9 40.9 *Net income 0.24 0.13 **Net diluted income per share *Net income in 2024 included a $35.1 million change in fair value of contingent consideration payable for 13 million earnout shares ** Net diluted income per share excludes a $35.1 million change in fair value of contingent consideration payable for 13 million earnout shares